UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 7, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 7TH, 2022

DATE, TIME AND PLACE: November 7th, 2022, at 12.40 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michela Mossini and Michele Valensise, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Simone Paulino de Barros – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 3rd quarter of 2022, dated as of September 30th, 2022; (4) To acknowledge on the progress of the negotiations regarding the acquisition of the assets of the mobile services business of Grupo Oi; and (5) To resolve on the amendment of the Company’s Organizational Structure.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 7th, 2022

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on November 7th, 2022, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on November 7th, 2022, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 3rd quarter of 2022, dated as of September 30th, 2022, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(4) Acknowledged on the developments related to the adjusted closing price of the acquisition of the assets of the Oi Group's mobile services business.

(5.1) The Board members acknowledged on the resignation letter presented by Mr. Jaques Horn, with effectiveness as of October 17th, 2022, in relation to the positions that he held as Diretor Jurídico (Legal Officer) of the Company and Secretary of this Board. The members of the Board of Directors thanked Mr. Jaques Horn for his commitment and dedication in performing his duties throughout his term of office, congratulating him on the exceptional result obtained during his career at the Company and wishing him success in his new challenges.

(5.2) In view of the resignation presented by Mr. Jaques Horn and the consequent vacancy of the Company’s Diretor Jurídico (Legal Officer) position, the Board Members elected to held that position, from this date, Mrs. Fabiane Reschke, Brazilian, married, lawyer, bearer of the Identity Card No. 344518053 - CNH, issued by DETRAN/RS in January 11th, 2019, enrolled in the taxpayers’ roll (CPF/ME) under No. 544.284.590-68, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

(5.3) Consequently, the Board of Officers of the Company shall, from this date, be composed by the following Officers herein identified: (i) Alberto Mario Griselli, Diretor Presidente (Chief Financial Officer); (ii) Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer); (iii) Bruno Mutzenbecher Gentil, Business Support Officer; (iv) Mario Girasole, Regulatory and Institutional Affairs Officer; (v) Fabiane Reschke, Diretora Jurídica (Legal Officer); (vi) Leonardo de Carvalho Capdeville, Chief Technology Information Officer; (vii) Fabio Mello de Avellar, Chief Revenue Officer and (viii) Maria Antonietta Russo, People, Culture & Organization Officer. The Board of Officers’ members have term of office of two (2) years, extended until the election of their successors, if necessary. The Diretora Jurídica (Legal Officer) elected hereby declare, under penalty of law, that she is not involved in any of the crimes provided for by law that prevent her from performing business activities, in accordance with Section 147 of Law 6,404 of December 15th, 1976, and also inform that will present the instrument of investiture, the statement provided by the CVM Resolution No. 80, the statements provided in Sections 18 and 19 of the Company’s By-laws and other statements, within the legal term.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 7th, 2022

(5.4) On this occasion, the Board Members ratified the limits of authority of the Company’s Officers, as follows: (i) the Diretor Presidente (Chief Executive Officer) shall have full power to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related; (ii) the Diretor Financeiro (Chief Financial Officer) shall have full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitations, financial and treasury operations contracts, including, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$50,000,000.00 (fifty million Reais) per operation or series of operations related, and to individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within its area of activity up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related; and (iii) the other Officers of the Company: Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer); Chief Technology Information Officer; Chief Revenue Officer; and People, Culture & Organization Officer, shall have full power and the authority to, acting individually, carry out, sign and represent the Company in any and all act and/or legal transaction, or before any public authority, including without limitations, any contracts that may result in the purchase of goods or services, divestiture, donation, assignment or encumbrance of assets, waiver of rights, and in acts of liberality, within their respective areas of activity, up to the amount of R$10,000,000.00 (ten million Reais) per operation or series of operations related. The limits of authority approved herein are subject to the financial limits established in the By-laws and must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transactions that result in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits of authority will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenue; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Lastly, all Statutory Officers may perform any acts and sign any and all documents, on behalf of the Company, that have been previously approved by the competent corporate bodies, regardless of the limits of authority established herein.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 7th, 2022

(5.5) Additionally, in view of the resignation presented by Mr. Jaques Horn and the consequent vacancy of the position of Secretary of this Board, the Board Members elected to held that position, from this date, Mrs. Fabiane Reschke, Brazilian, married, lawyer, bearer of the Identity Card No. 344518053 - CNH, issued by DETRAN/RS in January 11th, 2019, enrolled in the taxpayers’ roll (CPF/ME) under No. 544.284.590-68, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

(5.6) Based on Section 22, item XXV of the Company's Bylaws, the Board Members appointed Mrs. Fabiane Reschke to occupy the position of Officer at Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. (“Cozani”), a wholly-owned subsidiary of the Company. Once the referred appointment is approved by Cozani's Shareholders Meeting, the Board of Officers will be composed of the Officers identified below: (i) Alberto Mario Griselli, Diretor Presidente (Chief Executive Officer); (ii) Bruno Mutzenbecher Gentil, Diretor sem designação específica (Officer without specific designation); (iii) Camille Loyo Faria, Diretor sem designação específica (Officer without specific designation); (iv) Fabio Mello de Avellar, Diretor sem designação específica (Officer without specific designation); (v) Fabiane Reschke, Diretora sem designação específica (Officer without specific designation); (vi) Leonardo de Carvalho Capdeville, Diretor sem designação específica (Officer without specific designation); (vii) Maria Antonietta Russo, Diretor sem designação específica (Officer without specific designation); and (viii) Mario Girasole, Diretor sem designação específica (Officer without specific designation).

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 7th, 2022

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 7th, 2022.

SIMONE PAULINO DE BARROS

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 7, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer